UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of September 2003

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]          Form 40-F [  ]

Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes  [  ]          No [X]

TABLE OF CONTENTS

SIGNATURES

José María Alapont was today appointed Chief Executive Officer of Iveco (commercial vehicles), effective October 1, 2003.

The Company thanks Michel De Lambert, who will leave the Group on that same date, for the work performed in these years of fruitful cooperation and wishes him the best in his future endeavors.

Mr. Alapont is currently President of International Operations and Vice President Sales and Marketing of Delphi Corporation, world leader in automotive components.

Mr. Alapont, 53, was born in Valencia (Spain) and began his career with Ford Spain in 1974. He subsequently held important managerial positions in the areas of manufacturing, testing, quality, purchasing and management at Ford Europe.

From 1990 to 1997 he held senior-level positions in various operating divisions of Valeo.

Giuseppe Morchio, Chief Executive Officer of Fiat, stressed that “José María Alapont’s appointment is part of Fiat’s strategy to strengthen its management team by ensuring that the wealth of talent available within the Group be complemented and enriched by new managerial expertise”.

Turin, September 4, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 4, 2003

FIAT S.p.A.

	BY:	/s/ Enrico Zecchini Enrico Zecchini Power of Attorney